UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 27, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775059
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Fundrise eFUND – NPSC VIRGIL - Controlled Subsidiary

On December 27, 2017, we directly acquired ownership of a “majority-owned subsidiary” (the “Fundrise eFUND – NPSC VIRGIL - Controlled Subsidiary”), for an initial purchase price of $1,050,000 which is the initial stated value of our equity interest in the Fundrise eFUND – NPSC VIRGIL - Controlled Subsidiary (the “NPSC VIRGIL Investment”). The Fundrise eFUND – NPSC VIRGIL - Controlled Subsidiary used the proceeds to acquire an existing 1,738 SF single family home on a 6,699 square foot lot in the East Hollywood neighborhood of North East Los Angeles (the “NPSC VIRGIL Property”). The closing of both the NPSC VIRGIL Investment and the NPSC VIRGIL Property occurred concurrently. We are currently under contract to close in January 2018 on an adjacent 1,440 single family home on a 6,699 square foot lot.

The NPSC VIRGIL Investment was funded with $650,000 in proceeds from that certain Promissory Grid Note by and between us and the sponsor.

The Fundrise eFUND – NPSC VIRGIL - Controlled Subsidiary is managed by us and it is anticipated that the controlled subsidiary will transfer or turn into a joint venture in the future.

Pursuant to the agreements governing the NPSC VIRGIL Investment (the “NPSC VIRGIL Operative Agreements”), we have full authority for the management of the Fundrise eFUND – NPSC VIRGIL - Controlled Subsidiary, including the NPSC VIRGIL Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the NPSC VIRGIL Investment, paid directly by the Fundrise eFUND – NPSC VIRGIL - Controlled Subsidiary. We anticipate retaining these control rights if the controlled subsidiary is contributed or turned into a joint venture structure in the future.

In addition to the purchase price of $1,050,000, we anticipate closing on an additional adjacent lot for approximately $900,000 in January 2018. We anticipate additional costs of approximately $625,000 to complete entitlement approvals yielding ten (10) small lot homes. The business plan then entails selling the property upon completion of entitlements. There can be no assurance that the anticipated completion cost will be achieved.

The NPSC VIRGIL Investment is anticipated to be held for 24 to 36 months, including sale upon completion of entitlements. We believe the property will be able to achieve up to a 21.5% profit margin upon sale based on a $325,000 per entitled lot sellout price. However, there can be no assurance that such value will be achieved.

The NPSC VIRGIL Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for entitled small lot land in the immediate submarket. The Greater Echo Park neighborhood is considered to be rapidly gentrifying, as first-time home buyers are priced out of more established neighborhoods.

We believe these strong market fundamentals will continue to make the submarket a desirable investment location.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 10, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:    January 3, 2018